UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Tricida, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89610F101

(CUSIP Number)

Sibling Capital Ventures LLC

c/o Brian Isern

2033 6th Ave, Suite 330

Seattle, WA 98121

Tel: (504) 715-8335

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL VENTURES II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL VENTURES III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL VENTURES IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL FUND II-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL FUND II-B L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL FUND II-C L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL FUND II-D L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING INSIDERS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING INSIDERS FUND II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS BRIAN M. ISERN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

This Amendment No. 6 hereby amends the Schedule 13D first filed by the Reporting Persons on July 12, 2018, as amended by Amendment No. 1 to the Schedule 13D filed on April 11, 2019, Amendment No. 2 to the Schedule 13D filed on November 27, 2019, Amendment No. 3 to the Schedule 13D filed on November 23, 2021, Amendment No. 4 to the Schedule 13D filed on March 24, 2022 and Amendment No. 5 to the Schedule 13D filed on October 19, 2022 (as amended, the “Statement”).  The securities to which the Statement relates are the shares of common stock, par value $0.001 per share (the “Common Stock”), of Tricida, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 6 is being filed to report that the Reporting Persons are no longer direct or indirect beneficial owners of more than 5% of the Common Stock. Accordingly, this Amendment No. 6 is the “final amendment” to the Statement and is an “exit filing” for the Reporting Persons. Capitalized terms used herein but not defined in this Amendment No. 6 shall have the meaning ascribed to such term in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 to the Statement originally provided that the Reporting Persons acquired the Common Stock for investment purposes and that the Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.

On October 24, 2022 the Issuer released the top-line results from its VALOR-CKD renal outcomes clinical trial indicating that the trial did not meet its primary endpoint. Also on October 24, 2022, the stock price of the Company closed at $0.6002 per share, down from a closing price of $10.88 per share on October 21, 2022. On November 2, 2022, the Issuer announced that its Board of Directors authorized the Issuer to commence a review of strategic alternatives to maximize stakeholder value. In connection with the foregoing, the Reporting Persons have been evaluating their beneficial ownership of the Common Stock, and, on December 9, 2022, the Reporting Persons began to dispose of all, or substantially all, of the shares of Common Stock beneficially owned by them. On December 14, 2022, the Reporting Persons completed the disposition of all of the shares of Common Stock beneficially owned by them.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)

As a result of the transactions described on Annex A, the Reporting Persons have disposed of all of the shares of Common Stock beneficially owned by them and the Reporting Persons no longer beneficially own any shares of Common Stock of the Issuer.

(c)

Annex A hereof sets forth the transactions by the Reporting Persons in the securities of the Issuer from the date of the filing of Amendment No. 5 and through and including the date hereof. Except as otherwise disclosed on Annex A, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer from the date of the filing of Amendment No. 5 and through and including the date hereof.

(e)

The Reporting Persons ceased to beneficially own more than 5% of the Common Stock on December 13, 2022.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Amended and Restated Joint Filing Agreement (incorporated herein by reference to Exhibit A to Amendment No. 5 to the Schedule 13D, filed with the Securities and Exchange Commission on October 19, 2022)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 16, 2022

SIBLING CAPITAL VENTURES LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL VENTURES II LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL VENTURES III LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL VENTURES IV LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

/s/ Brian M. Isern
Brian M. Isern, in his individual capacity

SIBLING CAPITAL FUND II-A L.P.

By:	Sibling Capital Ventures LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL FUND II-B L.P.

By: Sibling Capital Ventures II LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL FUND II-C L.P.

By: Sibling Capital Ventures III LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL FUND II-D L.P.

By: Sibling Capital Ventures IV LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING INSIDERS II LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING INSIDERS FUND II L.P.

By: Sibling Insiders II LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

Annex A

Schedule of Transactions

Reporting Person		Transaction Date	Title of Security	Amount Sold	Price	Transaction Type
Sibling Capital Fund II-A L.P.	(1)	12/09/2022	Common Stock	179,668	(6)	Open Market Sale
Sibling Capital Fund II-B L.P.	(2)	12/09/2022	Common Stock	568,707	(6)	Open Market Sale
Sibling Capital Fund II-C L.P.	(3)	12/09/2022	Common Stock	402,916	(6)	Open Market Sale
Sibling Capital Fund II-D L.P.	(4)	12/09/2022	Common Stock	153,314	(6)	Open Market Sale
Sibling Insiders Fund II L.P.	(5)	12/09/2022	Common Stock	118,470	(6)	Open Market Sale
Sibling Capital Fund II-A L.P.	(1)	12/12/2022	Common Stock	108,559	(7)	Open Market Sale
Sibling Capital Fund II-B L.P.	(2)	12/12/2022	Common Stock	343,624	(7)	Open Market Sale
Sibling Capital Fund II-C L.P.	(3)	12/12/2022	Common Stock	243,450	(7)	Open Market Sale
Sibling Capital Fund II-D L.P.	(4)	12/12/2022	Common Stock	92,636	(7)	Open Market Sale
Sibling Insiders Fund II L.P.	(5)	12/12/2022	Common Stock	71,582	(7)	Open Market Sale
Sibling Capital Fund II-A L.P.	(1)	12/13/2022	Common Stock	224,563	(8)	Open Market Sale
Sibling Capital Fund II-B L.P.	(2)	12/13/2022	Common Stock	710,810	(8)	Open Market Sale
Sibling Capital Fund II-C L.P.	(3)	12/13/2022	Common Stock	503,593	(8)	Open Market Sale
Sibling Capital Fund II-D L.P.	(4)	12/13/2022	Common Stock	191,623	(8)	Open Market Sale
Sibling Insiders Fund II L.P.	(5)	12/13/2022	Common Stock	148,073	(8)	Open Market Sale
Sibling Capital Fund II-A L.P.	(1)	12/14/2022	Common Stock	189,621	(9)	Open Market Sale
Sibling Capital Fund II-B L.P.	(2)	12/14/2022	Common Stock	600,209	(9)	Open Market Sale
Sibling Capital Fund II-C L.P.	(3)	12/14/2022	Common Stock	425,263	(9)	Open Market Sale
Sibling Capital Fund II-D L.P.	(4)	12/14/2022	Common Stock	161,806	(9)	Open Market Sale
Sibling Insiders Fund II L.P.	(5)	12/14/2022	Common Stock	125,033	(9)	Open Market Sale

(1) The shares were sold by Sibling Capital Fund II-A L.P. (“Sibling A”). Sibling Capital Ventures LLC (“SCV”) is the sole general partner of Sibling A. As sole manager of SCV, Brian M. Isern may be deemed to be an indirect beneficial owner of such shares.

(2) The shares were sold by Sibling Capital Fund II-B L.P. (“Sibling B”). Sibling Capital Ventures II LLC (“SCV II”) is the sole general partner of Sibling B. As sole manager of SCV II, Brian M. Isern may be deemed to be an indirect beneficial owner of such shares.

(3) The shares were sold by Sibling Capital Fund II-C L.P. (“Sibling C”). Sibling Capital Ventures III LLC (“SCV III”) is the sole general partner of Sibling C. As sole manager of SCV III, Brian M. Isern may be deemed to be an indirect beneficial owner of such shares.

(4) The shares were sold by Sibling Capital Fund II-D L.P. (“Sibling D”). Sibling Capital Ventures IV LLC (“SCV IV”) is the sole general partner of Sibling D. As sole manager of SCV IV, Brian M. Isern may be deemed to be an indirect beneficial owner of such shares.

(5) The shares were sold by Sibling Insiders Fund II L.P. (“Sibling Insiders Fund”). Sibling Insiders II LLC (“Sibling Insiders LLC”) is the sole general partner of Sibling Insiders Fund. As sole manager of Sibling Insiders LLC, Brian M. Isern may be deemed to be an indirect beneficial owner of such shares.

(6) These shares were sold at a weighted average price of $0.22. These shares were sold in multiple transactions at prices ranging from $0.21 to $0.24, inclusive.

(7) These shares were sold at a weighted average price of $0.21. These shares were sold in multiple transactions at prices ranging from $0.21 to $0.22, inclusive.

(8) These shares were sold at a weighted average price of $0.19. These shares were sold in multiple transactions at prices ranging from $0.17 to $0.21, inclusive.

(9) These shares were sold at a weighted average price of $0.16. These shares were sold in multiple transactions at prices ranging from $0.16 to $0.17, inclusive.